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                                                                    EXHIBIT 99.1
                                                                    ------------
                                                           For immediate release

                         PHOENIX INTERNATIONAL APPOINTS
                 SENIOR VICE PRESIDENT PHASE I - NORTH AMERICA

MONTREAL, QUEBEC - JANUARY 11TH, 2000 - Phoenix International Life Sciences Inc. (NASDAQ: PHXI; TSE: PHX) today announced the appointment of Gerald J. Merritt, MS, PharmD, as Senior Vice President Phase I - North America. In this new position, Mr. Merritt will be responsible for establishing the strategy related to all activities of Phoenix's Phase I Operation in North America. In particular, Mr. Merritt will direct and oversee the company's Phase I operations in Cincinnati, as well as plan, develop and implement a First-in-Man (FIM) clinic in Montreal once the Canadian regulations are favorable to this new business.

"We are delighted to welcome Mr. Merritt to Phoenix. He is an accomplished manager, researcher and problem solver with extensive clinical experience. He directed one of the most successful global Phase I units and that will undoubtedly help us achieve our goal, which is to maximize profit in all operations," said Dr. Stephane Huguet, President and COO Global Analytical and Phase I Services.

Mr. Merritt comes to Phoenix from PPD Development in Austin, Texas, where he worked as Executive Director, Clinics North America. Prior to that, he held the following positions: Chief of Clinical Investigations and Life Sciences, United States Air Force (USAF), Washington, DC; Director of Clinical Investigation Facility, David Grant Medical Center in Fairfield, CA; Chief of Clinical Pharmacy Services at Wilford Hall Medical Center, in San Antonio, Texas; Chief of Inpatient & Clinical Pharmacy Services, David Grant Medical Center in Fairfield, CA; Chief of Drug Information and Inpatient Pharmacy Services at the Malcolm Grow Medical Center in Washington, DC.

"This is an exiting opportunity. Phoenix is a world leader in early stage pharmaceutical development and has clearly defined growth objectives. I look forward to making a strong contribution as part of the Phoenix management team, " said Mr. Merritt.

Mr. Merritt obtained his Doctorate of Pharmacy (with an emphasis in adult medicine and pharmacokinetics) at the University of Texas, in 1983, and his Master of Science in Pharmacy (with an emphasis in drug information) at the University of North Carolina, in 1976. His achievements in research and clinical services are numerous: he managed three high revenue research clinics with over 300 beds and more than 250 staff. He developed and directed USAF's first drug information center and the most comprehensive clinical pharmacy service at a 1000 bed medical center, where he worked with over 90 pharmacy staff, 450 physicians and 1000 nurses. He also directed the USAF's multi-million dollar biomedical research program while reviewing over 400 research protocols per year, as well as establishing and managing the USAF's third clinical research facility. Mr. Merritt has served as the key link between U.S. and NATO allies for aeromedical research, leading a team of over 30 U.S. scientists to present papers and develop standards at an international level. He has to his credit 11 peer-reviewed publications and 35 professional presentations.
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Over the years, Mr. Merritt has been the recipient of various prestigious awards, including the United States Air Force Outstanding Pharmacist; The Legion of Merit, Joint Service Commendation Medal, and five Meritorious Service Medals for developing innovative pharmacy and research programs. He also engages in community activities and has served as Chairman of the Board for the American Diabetes Association and the American Pharmaceutical Association.

ABOUT PHOENIX INTERNATIONAL

Phoenix International is one of the world's leading contract research organizations. The company is a global leader in early stage pharmaceutical development and has a growing presence in late stage pharmaceutical development. Headquartered in Montreal, Quebec, Phoenix International employs over 2,000 people in 19 countries around the world. Phoenix International is on the worldwide web at www.pils.com.


FOR MORE INFORMATION, PLEASE CONTACT:

Richard Gareau, Director of Communications
Phoenix International Life Sciences Inc.
Tel: (514) 333-0033, extension 4638
E-mail: richard.gareau@pils.com